SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Peter Friedli

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  28,334

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  28,334

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  28,334

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             4.4%

14.  TYPE OF REPORTING PERSON:  IN

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel:  011 411 201 49 19


DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Rose Rita Graetz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  53,263

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  53,263

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  53,263

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             8.2%

14.  TYPE OF REPORTING PERSON:  IN

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Rose Rita Graetz
     Seestrasse 176
     8700 Kusnacht, Switzerland
     For purposes hereof, Tel: 011 411 201 49 19


DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Rose Rita Graetz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  53,263

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  53,263

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  53,263

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             8.2%

14.  TYPE OF REPORTING PERSON:  IN

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19


DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Lombard Odier & Cie

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  11,656

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  11,656

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  11,656

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             1.8%

14.  TYPE OF REPORTING PERSON:  BK

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Friedli Corporate Finance AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  Not applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 36,555

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 36,555

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  36,555

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.6%

14.  TYPE OF REPORTING PERSON:  IA

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Friedli Corporate Finance AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 36,555

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 36,555

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  36,555

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.6%

14.  TYPE OF REPORTING PERSON:  IA

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Cofinvest 97 Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN
     ISLANDS

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 36,555

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 36,555

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  36,555

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.6%

14.  TYPE OF REPORTING PERSON:  IV

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Cofinvest 97 Ltd.
     Pasea Estate
     Road Town
     Tortola, British Virgin Islands
     For purposes hereof, Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Cofinvest 97 Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN
     ISLANDS

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 36,555

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 36,555

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  36,555

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.6%

14.  TYPE OF REPORTING PERSON:  IV

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Great Eslyn Side Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN
     ISLANDS

7.   SOLE VOTING POWER:  41,699

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  41,699

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  41,699

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             6.4%

14.  TYPE OF REPORTING PERSON:  IA

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D (Amendment No. 1)*

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Great Eslyn Side Inc.
     Citco Building
     P.O. Box 662
     Road Town
     Tortola, British Virgin Islands
     For purposes hereof, Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Great Eslyn Side Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN
     ISLANDS

7.   SOLE VOTING POWER:  41,699

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  41,699

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  41,699

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             6.4%

14.  TYPE OF REPORTING PERSON:  IA

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Courtag AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             0%

14.  TYPE OF REPORTING PERSON:  IV

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19


DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Salvano Caminelli

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  ITALY

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             0%

14.  TYPE OF REPORTING PERSON:  IN

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                    SCHEDULE 13D (Amendment No. 1)*

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  November 25, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

Note: All information on this cover page is presented as of June 6, 1996. This Amendment No. 1 to Schedule 13D is being filed to reflect the dissolution of the "group" of which the Reporting Person was a member.

1.   NAME OF REPORTING PERSON:  Hans C. Ochsner

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  Not applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             0%

14.  TYPE OF REPORTING PERSON:  IN

     Item 1.   Security and Issuer

          Not applicable.

     Item 2.   Identity and Background

          Not applicable.

     Item 3.   Source and Amount of Funds or Other
               Consideration

          Not applicable.

     Item 4.   Purpose of Transaction

          In June 1996, Peter Friedli, Rose Rita Graetz, Lombard Odier & Cie, Friedli Corporate Finance AG, Cofinvest 97 Ltd., Great Eslyn Side Inc. and Courtage, AG (collectively, the "Original Group Members") formed a group for the purpose of calling a special meeting of stockholders to request approval for the removal of a majority of the members of the Board of Directors of Purus, Inc. (the "Company"). Hans C. Ochsner joined the group in August 1996 (together with the Original Group Members, the "Group Members").

          On or about November 5, 1996, the Group Members sent to the Company's stockholders notice of a special meeting of stockholders to be held on December 3, 1996 (the "Special Meeting"), together with a proxy statement describing the Committee's proposal to remove two of the three directors of the Company. In addition, on or about November 11, 1996, the Committee sent to the Company's stockholders another proxy statement with the intention of preventing the establishment of a quorum at the Company's 1996 Annual Meeting of Stockholders (the "Annual Meeting"), then scheduled to be held on November 22, 1996.

          On November 19, 1996, prior to the date scheduled for the Annual Meeting, Russell K. Burbank and Michael V. Dettmers, two of the three directors of the Company, resigned from the Board.
Concurrently, Mr. Burbank entered into a Release and Consulting Agreement with the Company pursuant to which his employment by the Company as Chief Executive Officer thereof was terminated. On November 20, 1996, Reinhard Siegrist, the sole remaining director of the Company, appointed Joel R. Mesznik and Mr. Ochsner, a Group Member, to fill the vacancies in the Board created by the resignations of Messrs. Burbank and Dettmers. On November 21, 1996, Mr. Mesznik was elected Chairman of the Board of Directors and President and Chief Executive Officer of the Company and, on November 25, 1996, the Company announced that it had postponed the Annual Meeting in order to give the new directors time to examine the Company's operating plan and the prudence of the Company's proposal to pay a cash dividend in the amount of $3.00 per share for which the Company's Board was seeking approval at the Annual Meeting (the "Dividend"). On November 25, 1996, the Committee announced the cancellation of the Special Meeting and the discontinuation of its solicitation.

          On January 21, 1997, Mr. Mesznik resigned as Chairman of the Board of Directors and President and Chief Executive Officer of the Company and, on February 4, 1997, the number of directors was decreased from three to two and Russell K. Burbank was appointed as interim Chief Executive Officer of the Company. Also on February 4, 1997, the Board of Directors rescinded the Dividend as a result of its determination that payment thereof was not in the best interests of the Company and its stockholders. Accordingly, approval of payment of the Dividend will not be included for consideration of the Company's stockholders at its Annual Meeting currently scheduled to be held on March 28, 1997.

          As a result of having accomplished their desired results, the Group Members are no longer acting together as a group for the purpose of voting equity securities of the Company.

     Item 5.   Interest in Securities of the Issuer

          Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

          Not applicable.

          Item 7.   Material to be Filed as Exhibits

          Release and Consulting Agreement between the Company and Russell K. Burbank, dated November 19, 1996.

                           Signature


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 11, 1997

                                        Peter Friedli

                                    -----------------------
                                        Peter Friedli

                        EXHIBIT INDEX


Exhibit No.    Document



1 Release and Consulting Agreement between the Company and Russell K. Burbank, dated November 19, 1996.